Exhibit 99.2

XPENG Publishes 2022 Environmental, Social and Governance Report

Guangzhou, China — (BUSINESS WIRE) — April 12, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today published its 2022 Environmental, Social and Governance Report (the “ESG report”), which detailed progress made over 2022 for XPENG’s commitment, actions and achievements in environmental sustainability, social responsibility and corporate governance.

“At XPENG, we have established an effective environmental, social and governance management framework that is integral in our effort to deliver sustainable value for all stakeholders,” said Mr. Xiaopeng He, Chairman & CEO of XPENG. “Our 2022 ESG report demonstrates tangible progress toward heralding a green future and conveying positive social values. We are committed to meeting the challenges of long-term sustainability by leveraging technology innovation to benefit our operations, our employees and our planet.”

Key highlights from the 2022 ESG report:

•	XPENG’s Smart EVs delivered in 2022 will reduce carbon emissions by approximately 1.72 million metric tons over their entire life cycle, compared to conventional gasoline vehicles.

•	In 2022, XPENG’s annual charging capacity reached 322,602,875.63kWh, with a cumulative carbon emission reduction of approximately 577,200 tons.

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XPENG has established a carbon footprint assessment of mass-production models and assigned its Zhaoqing Plant as a pilot unit for carbon emission status measurements, setting emission reduction targets and breakdown tasks for emission reduction.

•	The Zhaoqing Plant was recognized as a “Green Plant” by the Ministry of Industry and Information Technology of the People’s Republic of China.

•	XPENG established a VOC (Volatile Organic Compounds) evaluation standard system and process specifications covering the entire vehicle, including parts and materials.

•	Customer satisfaction rate reached 96% with monthly NPS (Net Promoter Score) survey feedback used to plan and provide enhanced quality services.

To view the 2022 ESG Report, please visit the ESG section of XPENG’s Investor Relations website: https://ir.xiaopeng.com/esg.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.